SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

 International Microcomputer Software, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

459862306
(CUSIP Number)

Steven W. Schuster, Esq.
McLaughlin & Stern, LLP
260 Madison Avenue
New York, New York 10016
(212) 448-1100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with this statement ☐.

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Digital Creative Development Corporation (“Digital”)
34-1413104

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS		WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS		☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION		Utah

NUMBER	7	SOLE VOTING POWER	7,485,758
OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	-0-
OWNED
BY
EACH	9	SOLE DISPOSITIVE POWER	7,485,758
REPORTING
PERSON
WITH	10	SHARED DISPOSITIVE POWER	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON 7,485,758 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES		☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.97%

14	TYPE OF REPORTING PERSON		CO

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13-D relates to shares of Common Stock, no par value per share (the “Common Stock”), of International Microcomputer Software, Inc., a California corporation (the “Issuer”), which has its principal executive offices located at 100 Rowland Way, Novato, CA 94945. The reporting date (the “Reporting Date”) with respect to the transactions covered hereby is September 28, 2004.

Item 2. Identity and Background.

(a)	Name: Digital Creative Development Corporation
(b)	Address: 1325 Avenue of the Americas, 26th Floor, New York, NY 10019
(c)	Principal Business: The company is involved in the acquisition of equity interests, preferably controlling interests, in technology companies, particularly companies that focus on software and media.
(d)	Involvement in certain legal proceedings: N/A
(e)	Party to a civil proceeding: Not Applicable.
(f)	Place of Organization: Utah

Item 3. Source of Funds.

Not Applicable.

Item 4. Purpose of Transaction.

On September 30, 2004 Digital sold 200,000 shares of the Issuer, the proceeds of which were for an interest payment to the Issuer and general working capital purposes.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Digital is incorporated by reference.

(c) Digital sold 200,000 shares of Common Stock of the issuer on September 28, 2004 at a price of $1.00 per share.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceed from the sale of the shares of Common Stock disclosed herein.

(e)  Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be filed as Exhibits.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: September 30, 2004

DIGITAL CREATIVE DEVELOPMENT CORPORATION

By:	/s/ Gary Herman
Gary Herman
Secretary